Exhibit 21.1

List of Principal Subsidiaries of OmniAb, Inc.

In connection with the separation of OmniAb, Inc. from Ligand Pharmaceuticals Incorporated, the following entities will become wholly owned subsidiaries of OmniAb, Inc.

Wholly Owned Subsidiary	Place of Incorporation

Ab Initio Biotherapeutics, Inc.	Delaware
Crystal Bioscience, Inc.	California
Icagen, LLC	Delaware
Taurus Biosciences, LLC	Delaware
xCella Biosciences, Inc.	Delaware